EXHIBIT 2.5
                                     6 pages

                                  May 15, 1997

                                     FOURTH
                               NOTICE OF VARIATION

                                     of the
                           OFFER TO PURCHASE FOR CASH
                           all of the Common Shares of

                            MERFIN INTERNATIONAL INC.

                            at an increased price of
                         Cdn. $7.50 per Common Share by

                            BUCKEYE ACQUISITION INC.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank, manager, lawyer or other professional advisor.

May 15, 1997

                                     FOURTH
                               NOTICE OF VARIATION

                                     of the
                           OFFER TO PURCHASE FOR CASH
                           all of the Common Shares of

                            MERFIN INTERNATIONAL INC.

                            at an increased price of
                         Cdn. $7.50 per Common Share by

                            BUCKEYE ACQUISITION INC.

     The Offeror hereby gives notice that it is amending and varying its Offer by increasing the consideration payable under the Offer to Cdn. $7.50 per Common Share and further extending the time for acceptance of the Offer.

     The Offer, as amended by this Notice of Variation, is open for acceptance until 5:00 p.m. (Toronto time) on May 27, 1997, unless further extended or withdrawn.

     Questions and requests for assistance may be directed to the Dealer Manager or the Depositary. Additional copies of this Notice of Variation, the Notice of Variation dated April 15, 1997, the Notice of Variation dated April 25, 1997, the Notice of Variation dated May 5, 1997, the Offer, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery may be obtained without charge on request from such persons at their respective offices shown on the back cover of this document.

                      The Dealer Manager for the Offer is:

                               TD SECURITIES INC.

                     NOTICE TO U.S. HOLDERS OF COMMON SHARES

     The Offer is made for the securities of a Canadian issuer and is subject to Canadian disclosure requirements. Shareholders should be aware that such requirements are different from those of the United States.

     The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some of its officers and directors are residents of Canada, that the experts and the Dealer Manager for the Offer are residents of Canada, and that all or a substantial portion of the assets of the Offeror and said persons are located outside the United States.

     Shareholders should be aware that the Offeror or its affiliates or associates, directly or indirectly, may bid for or make purchases of Merfin International Inc. securities subject to the Offer during the period of the Offer, as extended, as permitted by applicable Canadian laws or provincial laws or regulations.

     All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

                                      2.5-1

                               NOTICE OF VARIATION

To: THE HOLDERS OF COMMON SHARES OF MERFIN INTERNATIONAL INC.

     By notice to Montreal Trust Company dated May 15, 1997, the Offeror has amended its offer dated March 25, 1997, as extended to May 15, 1997, pursuant to which the Offeror is offering to purchase all of the issued and outstanding Common Shares of Merfin, together with associated Poison Pill Rights. Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the meanings set forth in the Offer.

     All references to the "Offer" in the Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Notices of Variation dated April 15, 1997, April 25, 1997, May 5, 1997 and this Notice of Variation mean the Offer as extended to May 15, 1997 and as hereby further amended.

     Except as set forth in and as amended by the Notices of Variation dated April 15, 1997, April 25, 1997, May 5, 1997 and this Notice of Variation, the terms and conditions previously set forth in the Offer continue to be applicable in all respects. This Notice of Variation should be carefully read in conjunction  with the  Offer,  the  Letter  of  Transmittal  and the  Notice  of
Guaranteed Delivery which have been previously mailed to registered Shareholders, holders of options or other rights to acquire or receive Common Shares and holders of Convertible Debentures.

1.   Variation of Offer

     The Offeror has amended the Offer to increase the price offered for Common Shares under the Offer to Cdn. $7.50 in cash per Common Share and to extend the time for acceptance of the Offer until 5:00 p.m. (Toronto time), on May 27, 1997, unless further extended or withdrawn. Accordingly, the Expiry Date is May 27, 1997 and the Expiry Time is 5:00 p.m. (Toronto time) on the Expiry Date, or such other date or time to which the Offer may be extended from time to time pursuant to Section 4 of the Offer, "Extension and Variation of the Offer".

2.   Manner and Time of Acceptance

     The Offer is open for acceptance until the Expiry Time, unless further extended or withdrawn. Common Shares may be deposited pursuant to the Offer in accordance with the provisions of Section 2 of the Offer, "Manner and Time of Acceptance".

3.   Take-up and Payment for Deposited Common Shares

     The Offeror will take up and pay for the Common Shares deposited as provided in Section 5 of the Offer, "Take-up and Payment for Deposited Common Shares", but in any event, no later than as required by applicable securities law.

4.   Withdrawal of Deposited Common Shares

     All deposits of Common Shares pursuant to the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time provided that the Common Shares have not been taken up and paid for by the Offeror prior to the receipt by the Depositary of the notice of withdrawal in respect of such Common Shares.

     The withdrawal of deposited Common Shares must be made in accordance with the provisions of Section 6 of the Offer, "Withdrawal of Deposited Common Shares".

5.   Polymer Offer

     On May 9, 1997 Polymer Group, Inc. ("Polymer") announced that it intended, itself or through a wholly owned Canadian subsidiary, to mail an offer to purchase all of the Common Shares to Merfin's Shareholders as soon as practical (the "Proposed Polymer Offer"). The Proposed Polymer Offer would have entitled each Merfin Shareholder to elect, at its option, to receive a cash payment of $7.15 per Common Share or, in the alternative (the "Alternative Proposal"), a payment of $7.60 per Common Share, with 55% of such amount to be paid in cash and the remaining 45% to be paid in the form of a non-interest-bearing promissory note entitling such Shareholder to receive, on May 31, 1999, a

                                      2.5-2
minimum amount of $7.60 per Common Share and a maximum amount of $10.00 per Common Share, based upon Merfin's fiscal 1998 earnings, before income taxes, interest, depreciation and amortization measured against the Merfin management's target amount for that period.

     The Proposed Polymer Offer, when made, was to be subject to certain conditions, including the tendering of at least 75% of the Common Shares, no break-up fee or other payment being paid or required to be paid by Merfin to the Offeror pursuant to the Support Agreement, compliance with or receipt of applicable regulatory requirements and approvals, including under the Hart Scott-Rodino Antitrust Improvements Act of 1976, and the effectiveness of a registration statement under the United States Securities Act of 1933, as amended.

      On May 13, 1997, Polymer announced that it was amending the Proposed Polymer Offer (the "Amended Proposed Polymer Offer") to increase its cash payment to $7.20 per Common Share, which Amended Proposed Polymer Offer was to be made on or about May 19, 1997 or sooner if possible. Unless accepted by Merfin, the Amended Proposed Polymer Offer was to expire at 5:00 p.m. (Vancouver time) on Tuesday, May 13, 1997, unless otherwise extended in writing by Polymer prior to such time.

      In announcing the Amended Proposed Polymer Offer, Polymer withdrew the Alternative Proposal and therefore the necessity of obtaining an effective registration statement under the United States Securities Act of 1933, as amended, as well as the condition that no break-up fee or other payment be paid or required to be paid by Merfin to the Offeror pursuant to the Support Agreement.

      On May 14, 1997, Polymer (i) announced that, in response to the entering into of the Amended Support Agreement (as defined below), it was withdrawing the Amended Proposed Polymer Offer and would not pursue the acquisition of Merfin and (ii) sent a letter to Buckeye congratulating it on its successful bid for Merfin.

6.   Amended Support Agreement

     Pursuant to discussions between the parties and their respective advisors, the Offeror and Merfin entered into an amended support agreement (the "Amended Support Agreement") on May 13, 1997 whereby (i) the Offeror committed to increase the price offered for the Common Shares to $7.50 in cash; (ii) the original intention of the parties to the Support Agreement was clarified and
(iii) Merfin agreed to support the increased Offer.

     Pursuant to the Amended Support Agreement, Merfin has represented to the Offeror that the board of directors of Merfin, upon consultation with its financial and legal advisors, has determined that the increased price is fair to the Shareholders and that the Offer, as amended, is in the best interests of Merfin and the Shareholders.

     Furthermore, in the Amended Support Agreement, Merfin made customary representations and agreed, among other things, (i) to recommend that holders of Common Shares accept the increased Offer, (ii) to use all reasonable efforts to secure the acceptance of the Offer and (subject to the determination that a proposal with respect to Merfin constitutes a Superior Proposal) to recommend against any other proposal with respect to Merfin which has been announced or launched, (iii) to encourage all persons holding options and convertible debentures to tender the Common Shares to be issued in connection therewith,
(iv) to accelerate the vesting of all entitlements under outstanding stock options, (v) to carry on its business in the regular and ordinary course, (vi) subject to the right of the board of directors of Merfin to terminate the Amended Support Agreement if a person has made a Superior Proposal, not to solicit, initiate or encourage offers, participate in any negotiations or provide information to any person other than the Offeror relating to any amalgamation, takeover bid, reorganization or similar transaction involving Merfin, (vii) to notify the Offeror upon becoming aware of any proposal for any of the transactions referred to in (vi) of this paragraph, (viii) to notify the Offeror of the existence or occurrence of any change, event or state of facts which would likely have a material adverse effect on Merfin and (ix) as soon as possible after the Offeror takes up and pays for at least 50% of the Common Shares pursuant to the Offer, to use its reasonable efforts to enable the Offeror to elect or appoint all of the directors of Merfin.

      The Amended Support Agreement may be terminated (i) by Merfin, if the board of directors of Merfin reasonably determines that a proposal received by Merfin constitutes a Superior Proposal to the Offer, (ii) by the Offeror, if the board of directors of Merfin shall (a) not have recommended the increased Offer

                                      2.5-3
to the holders of Common Shares, (b) have modified in a manner adverse to the Offeror its support of the increased Offer or modified or withdrawn its recommendation of the increased Offer or (c) have determined that a proposal received by Merfin constitutes a Superior Proposal to the Offer and (iii) by the Offeror, if certain covenants or representations of Merfin in the Amended Support Agreement shall not be true and accurate or if any condition of the Offer has not been satisfied or waived on the Expiry Date of the Offer. If the Amended Support Agreement is terminated by Merfin pursuant to (i) above or by the Offeror pursuant to (ii) above, Merfin shall immediately pay to the Offeror $6 million together with all the reasonable expenses of the Offeror, in an amount not to exceed in the aggregate, $4 million.

     Furthermore, if at the Expiry Time less than 75% of the Common Shares have been deposited under the Offer and the Offeror shall not have taken up and paid for any Common Shares deposited under the Offer (i) Merfin shall, within five days after the Expiry Date, pay to the Offeror all the reasonable expenses of the Offeror subject to a maximum amount of $4 million and (ii) should (a) Merfin become a party to any transaction whereby more than 50% of its assets become, directly or indirectly, the property of any other joint venture, entity or person; (b) Merfin exchange, lease or otherwise dispose of more than 50% of its assets; (c) any person or group of affiliated persons acquire, directly or indirectly, the legal or beneficial ownership of Common Shares that carry more than 50% of the vote for the election of directors of Merfin or acquire rights to do so; or (d) Merfin become a party to any agreement which contemplates any of the events referred to in (a), (b) or (c) above (the "Events") at any time prior to twelve months after the Expiry Date, then Merfin shall, within five days of the occurrence of any of the Events, pay to the Offeror $6 million.

      If the board of directors of Merfin determines that a proposal received by Merfin constitutes a Superior Proposal, Merfin may not terminate the Amended Support Agreement unless and until Merfin has notified the Offeror of such determination and provided the Offeror with a copy of all written materials pertaining thereto and Merfin has fully cooperated with the Offeror with the intent of enabling (but not obliging) the Offeror to agree to a modification of the terms and conditions of the Amended Support Agreement so that the Offer may be substantially similar to the Superior Proposal. The board of directors of Merfin may not, however, terminate the Amended Support Agreement and recommend the Superior Proposal unless the Offeror shall have failed to modify its Offer within three business days of receiving Merfin's notification and information regarding the Superior Proposal.

     A "Superior Proposal" means a bona fide written and unsolicited proposal or offer for cash or a combination of cash and securities made by any person to acquire all or substantially all of the Common Shares or assets of Merfin on terms which the board of directors of Merfin determines in good faith and in the exercise of reasonable judgment to be more favourable to Merfin and its Shareholders than the Offer.

     As an inducement to the Offeror to make the Offer, Merfin has agreed to pay the Offeror an amount of $2 million no later than 5:00 p.m. (Toronto time) on Friday, May 16, 1997 which amount is an addition to, and not in lieu of or in payment of, any other amounts required to be paid to the Offeror under the Amended Support Agreement.

 7.  Sources of Funds

     As a result of the increase in the price offered to $7.50 per Common Share, the Offeror estimates that if it acquires all of the Common Shares (on a fully-diluted basis) pursuant to the Offer or pursuant to any following Compulsory Acquisition or Subsequent Acquisition Transaction, the total amount required to purchase such Common Shares will be approximately $210 million (other than the fees (including advisory fees) and expenses under the Offer estimated at $5.25 million). Buckeye has agreed to provide or cause to be provided such funds to the Offeror as are needed to complete the transaction from internal cash resources and a line of credit.

8. Amendments to the Offer, Letter of Transmittal and Notice of Guaranteed Delivery

     The Offer, as extended to May 15, 1997, the Letter of Transmittal and the Notice of Guaranteed Delivery are deemed to be amended as required to reflect the increase in the price offered per Common Share and the extension of time for deposit of Common Shares contemplated in this Notice of Variation.

9.   Statutory Rights

     Securities legislation in certain of the provinces and territories of Canada provides holders of Common Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Common Shares. However, such rights must be exercised within prescribed time limits. Holders of Common Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                                      2.5-4

                            APPROVAL AND CERTIFICATE

     The  contents  of this  Notice of  Variation  have been  approved,  and the sending, communication or delivery thereof to the Shareholders of Merfin International Inc. has been authorized by the board of directors of Buckeye Acquisition Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED: May 15, 1997



      (Signed) ROBERT E. CANNON                    (Signed) DAVID B. FERRARO
President and Chief Executive Officer               Chief Financial Officer



                       On behalf of the Board of Directors



       (Signed) JOHN F. ANDERSON                   (Signed) PIERRE RAYMOND
                  Director                                     Director


                                      2.5-5

                Offices of the Depositary, Montreal Trust Company

                                     By Mail

                             Stock Transfer Services
                           1800 McGill College Avenue
                                    6th Floor
                                Montreal, Quebec
                                     H3A 3K9

                   By Hand, Courier or Facsimile Transmission



         Montreal                    Vancouver                    Toronto
 Stock Transfer Services      Stock Transfer Services    Stock Transfer Services
1800 McGill College Avenue      510 Burrard Street        151 Front Street West
        6th Floor                    2nd Floor                   8th Floor
     Montreal, Quebec       Vancouver, British Columbia      Toronto, Ontario
         H3A 3K9                      V6C 3B9                     M5J 2N1
   Tel: (514) 982-7555          Tel: (604) 661-0222        Tel: (416) 981-9596
   Fax: (514) 982-7347          Fax: (604) 661-9480        Fax: (416) 981-9600


                             The Dealer Manager is:

                               TD Securities Inc.

                               55 King Street West
                                    7th Floor
                                   P.O. Box 1
                           Toronto Dominion Bank Tower
                             Toronto-Dominion Centre
                                Toronto, Ontario
                                     M5K 1A2

                               Tel: (416) 982-2865
                               Fax: (416) 982-4410

     Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager or the Depositary at their respective telephone numbers and locations set out above.

                                      2.5-6